September 4, 2008

Ms. Karen J. Garnett
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:       Associated Estates Realty Corporation
            Form 10-K for the fiscal year ended December 31, 2007
            Filed February 27, 2008
            File No. 001-12486

Dear Ms. Garnett:

            On behalf of Associated Estates Realty Corporation (the "Company"), set forth below is the Company's response to the comment letter dated September 2, 2008.  For your convenience, the Staff's comment is set forth in italics and our response is indicated below the comment.

Item5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 18.

1.         We note that net income for fiscal 2007 was less than the amount of total dividends declared on your common stock.  Please tell us the source of payments for your common stock distributions and the extent to which you are funding distribution payments from sources other than operating cash flows.  To the extent this practice continues in future periods, please disclose the source of payments and the amounts paid from each source, and consider providing appropriate risk factor disclosure.

            RESPONSE:    The disclosure in Item 7 of the Form 10-K for the fiscal year ended December 31, 2007 under the caption "Significant Cash Sources (Uses)" sets forth net cash provided by operations and dividends and distribution paid.  For the year ended December 31, 2007, net cash provided by operations of approximately $29.0 million was sufficient to pay cash dividends and operating partnership distributions of approximately $16.5 million, which include common share dividends of $11.6 million, preferred share dividends of $4.9 million and operating partnership distributions of $53,000.  Net income for the year ended December 31, 2007 of $10.2 million includes non-cash charges, primarily depreciation and amortization, and non-cash income items, primarily gains related to the disposition of properties, which are reconciled to net cash flow provided by operations in the Consolidated Statement of Cash Flows.

Ms. Karen J. Garnett
Assistant Director
September 4, 2008

            In future filings, if net income is less than the amount of total dividends declared on our common shares, we will include a reference in Item 5 to the discussion of liquidity and capital resources in Item 7, Managements Discussion and Analysis of Financial Condition and Results of Operations.  In addition, if in the future the amount of dividends declared on our common shares is in excess of net cash provided by operations, we will disclose the additional source of the funds used to pay such dividends.

            As specifically requested by the Commission, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that this letter responds adequately to the Staff's concerns.  If you have any further comments or concerns, please contact me at (216) 797-8779.

Respectfully submitted,

/s/ Lou Fatica
Vice President and Chief Financial Officer